KRAMER LEVIN NAFTALIS & FRANKEL llp

S. Elliott Cohan Counsel Phone 212-715-9512 Fax 212-715-81116 ecohan@kramerlevin.com

November 3, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	The Victory Portfolios:
Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our client, The Victory Portfolios (the “Trust”), we are filing via EDGAR, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, preliminary copies of proxy material, including a Notice of Special Meeting, Proxy Statement, form of Proxy, and supplemental Proxy materials, to be furnished to shareholders of the Trust in connection with a Special Meeting of Shareholders scheduled to be held on December 18, 2009.

These materials are being filed in order to solicit shareholder approval of the Board of Trustees and changes to a fundamental investment policy in each of the Large Cap Growth Fund and Ohio Municipal Money Market Fund.

If you have any questions concerning this filing, please call me at 212-715-9512.

Very truly yours,

                                                                                               /s/ S. Elliott Cohan
S. Elliott Cohan

cc:	Houghton R. Hallock, Jr.
Michael Policarpo
Christopher K. Dyer
Edward J. Veilleux
Brenda Fleissner
Nathan J. Greene
Jay G. Baris

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